Exhibit 99.1

1 August 2003

Directors’ Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc (“the Company”) advises that on 31 July 2003 Kevin Loosemore purchased 110,132 Ordinary Shares in the Company (“purchased shares”) at a price of 113.50 pence per Ordinary Share.

On 1 August 2003 Kevin Loosemore was awarded 110,132 matching restricted shares in the Company in accordance with the terms of his appointment and the rules of the Incentive Plan 2001 (“the Plan”). The matching restricted shares will vest to Kevin Loosemore on the third anniversary of the award and subject to:

(a)	him retaining a beneficial holding in the purchased shares; and
(b)	remaining an employee of the Company until the third anniversary of the award.